October 3, 2008

MAIL STOP 3561

via U.S. mail and facsimile

Ilia Lekach, Chief Executive Officer
Adrenalina
20855 NE 16th Avenue, Suite #C-16
Miami, Florida 33179

Re: Adrenalina
**   Form SB-2, Amendment 3, filed September 19, 2008**
**   File Number 333-148836**
**   Exchange Act Reports**
**   File Number: 0-52675**

Dear Mr. Lekach:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 3

1. Please include the disclosure which we requested in comment number two of our letter dated July 2, 2008 and in comment number one of our letter dated September 19, 2008.

Corporate History, page 25

2. The names of the two largest shareholders of Basic Services, Inc. prior to the LQD Adrenalina LLC acquisition do not appear to be correct. Please revise.

Other Exchange Act Reports

3. We reviewed your response to our prior comment 11. As indicated, please amend the following periodic reports:

   - 10-KSB for the fiscal year ended December 31, 2007
   - 10-Q for the period ended March 31, 2008
   - 10-Q for the period ended March 31, 2008

   Please note (i) our comment below regarding your Section 302 certifications and (ii) the Staff will need sufficient time to review your amended filings.

4. We note you have restated your financial statements for the periods ended December 31, 2007, March 31, 2008 and June 30, 2008. However, we do not see where you filed an Item 4.02 8-K disclosing such restatement. Please refer to the instructions of Form 8-K and file any required Item 4.02 8-K as soon as possible, or tell us why you believe such filing is not required.

Section 302 Certifications

5. We note your Section 302 certifications for your Form 10-KSB for the fiscal year ended December 31, 2007 and subsequent Forms 10-Q do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

   - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

   - Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included

   Please revise your certifications to address each of the matters noted above.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at 202-551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services

cc: Marc J. Ross, Esq.
         By facsimile to (212) 930-9725